BrooQLy Inc.

September 24, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Laura Veator

Stephen Krikorian

Matthew Crispino

Jan Woo

Re:	BrooQLy Inc.
Registration Statement on Form S-1 Filed August 20, 2025 File No. 333-289720

Dear Ms. Veator, Ms. Woo, Mr. Krikorian, and Mr. Crispino,

This letter is written on behalf of BrooQLy Inc., d/b/a Dynamic Aerospace Systems Corporation, a Nevada corporation (the “Company”) in response to your letter dated September 16, 2025, relating to the registration statement on Form S-1 referenced above (the “Registration Statement”), and responds to the comments in your letter.

The Company has filed today an amendment to the Registration Statement (“Amendment No. 1”) to respond to the Staff’s comments and to provide additional information.

Additionally, for your convenience, the Company has reproduced the comments from the Staff in the order provided followed by the Company’s corresponding response. All references in the Company’s responses to pages and captioned sections in the Registration Statement are to Amendment No. 1. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in Amendment No. 1.

Registration Statement on Form S-1 Prospectus Summary, page 6

1.

Your prospectus summary should provide a balanced discussion of your business. Therefore, please amend your summary to include disclosure that you have not yet generated any revenue from your UAVs and Drone-related sales and services and that you are still in the process of developing and testing your technology. Also, disclose here that the company's independent auditors have raised doubt about the company's ability to continue as a going concern.

Response to Comment No. 1

The Company has updated and revised the Prospectus Summary to disclose that the Company has not as of the date of Amendment No. 1 generated any revenues from the UAVs and Drone-related sales and services, and that the Company is still in the process of developing and testing its technology. The Company has also included a disclosure about the auditor’s going-concern opinion.

Recent Developments, page 8

2.	Please file the following agreements as exhibits to this registration statement or explain why you are not required to do so:

•	Memorandum of Understanding with Drops Smart Hubs;
•	Memorandum of Understanding between Dynamic Deliveries and Noon Fulfillment; and
•	Financial advisor agreement with A.G.P./Alliance Global Partners.

Response to Comment No. 2

The Company has filed the Memorandum of Understanding with Drops Smart Hubs; the Memorandum of Understanding between Dynamic Deliveries and Noon Fulfillment; and the Financial Advisor Agreement with A.G.P./Alliance Global Partners as exhibits with Amendment No. 1.

Business

Market Opportunity, page 54

3.

We note references to a report by Mordor Intelligence. Please advise whether you commissioned the report by Mordor Intelligence and if so, please revise to file a consent as required by Rule 436 of the Securities Act.

Response to Comment No. 3

The Company has revised its disclosure to refer to reports by Mordor Intelligence, as there are separate reports for drones and UAVs. The reports by Mordor Intelligence referenced in the S-1 and in Amendment No. 1 were not commissioned by the Company. They are publicly available and can be found here: (https://www.mordorintelligence.com/industry-reports/uav-market and https://www.mordorintelligence.com/industry-reports/drones-market). The reports are referenced only as support for the Company’s discussion of the potential market opportunity for drones and UAVs in the Company’s discussion of its business.

Properties, page 62

4.	Please disclose whether you own or lease your headquarters and aerospace assembly facility. Refer to Item 102 of Regulation S-K.

Response to Comment No. 4

The Company has updated the disclosure under the heading “PROPERTIES” to clarify that the Company leases the space used for headquarters and aerospace assembly. The Company has also clarified that the space is currently sufficient for the Company’s needs, and with the expansion space, should be sufficient for the foreseeable future.

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Management's Discussion and Analysis of Financial Condition and Results of Operation Results of Operations, page 63

5.

Considering the significance of the acquired businesses to your results of operations, tell us how you considered also including a discussion of your results of operations based upon pro forma information of the combined entities.

Response to Comment No. 5

The Company has updated and revised the Management's Discussion and Analysis of Financial Condition and Results of Operations section to include a discussion of results of operations based upon pro forma information of the combined entities.

Liquidity and Capital Resources, page 65

6.

Please revise to disclose the amount of minimum funding necessary to meet your operating needs for at least the next 12 months, as well as the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(b)(1) of Regulation S-K.

Response to Comment No. 6

The Company has updated and revised the Liquidity and Capital Resources section to include a discussion of required funding pursuant to Item 303(b)(1) of Regulation S-K.

Executive Compensation, page 72

7.	Please revise to include the executive compensation for each of the named executive officers for the last two completed fiscal years. See Item 402 of Regulation S-K.

Response to Comment No. 7

The Company has updated the executive compensation to include compensation for each of the named executive officers for the last two completed fiscal years.

Management

Compensation of Directors, page 73

8.	We note the references in this section to employment agreements with your named executive officers. Please file these agreements as exhibits or advise. Refer to Item 601(b)(10) of Regulation S-K.

Response to Comment No. 8

The Company has updated the Executive Compensation section to clarify that the tabular information presented relates to the former officers of the Company, prior to the February 25, 2025, transaction. Additionally, the Company has updated Amendment No. 1 to provide information about the Employment Agreements of the New Executive Officers of the Company.  Finally, the Company has included the Employment Agreements as exhibits to Amendment No. 1.

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Certain Relationships and Related Transactions, page 76

9.

We note that as of June 30, 2025, the Company owed $60,523 to the Chief Executive Officer, Kent Wilson, and $43,980 to its Chief Operating Officer, Jeffrey Hail. Please disclose these transactions in this section or advise. Refer to Item 404(d) of Regulation S-K.

Response to Comment No. 9

The Company has updated the disclosure to include amounts due to Messrs. Wilson and Hail.

Financial Statements for the Six Months Ended June 30, 2025 Notes to the Financial Statements

Note 4 - Business Combinations, page F-21

10.

It appears that the Share Purchase Agreement, described on page F-13, and the Asset Purchase Agreements were entered into around the same time and in contemplation of each other. Tell us how you considered all the factors in ASC 805-10-55-12 and 55-13 in determining that BrooQLy Inc. is the accounting acquirer with respect to these acquisitions. Please ensure you address the following in your response:

•	How you considered that the former shareholders of BrooQLy Inc. do not have any ownership interest in the post combination company.

•

How you considered that the members of Aerospace Capital Partners, LLC (ACP) (the controlling shareholder of the post combination company) were shareholders of Alpine 4 Holdings, Inc., (the owner of the acquired businesses).

•	How you considered that the senior management of the post combination company are former executives of Alpine 4 Holdings, Inc.

Response to Comment No. 10

In determining whether BrooQLy Inc. (“BrooQLy”) or Alpine 4 Holdings, Inc. (“Alpine 4”) was the accounting acquirer with respect to the acquisitions by BrooQLy of Vayu, Impossible Aerospace and Global Autonomous Corp. (the “Acquired Entities”) from Alpine 4, the Company considered the guidance in ASC 805-10-55-12 and 55-13. Our analysis of each factor is summarized below.

Relative Voting Rights in the Combined Entity (ASC 805-10-55-12(a)):

The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

On February 25, 2025, Aerospace Capital Partners, LLC (“ACP”), owned by Kent Wilson, Ian Kantrowitz, Shannon Rigney, and Jeff Hail, acquired a 70% controlling interest in BrooQLy from three existing shareholders, with other existing legacy shareholders retaining a 30% stake in BrooQLy. Each of Kent Wilson, Ian Kantrowitz, Shannon Rigney, and Jeff Hail (the “ACP Owners”) were also named directors of BrooQLy on February 25, 2025. Note that the Commission’s comment that “the former shareholders of BrooQLy Inc. do not have any ownership interest in the post combination company” is not accurate given the legacy holders’ 30% voting control in the post combination company.

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At the time of the Acquisition on April 1, 2025 (the “Acquisition”), the ACP owners held no control over Alpine 4. This transaction followed significant leadership changes at Alpine 4, where Kent Wilson resigned as CEO on February 12, 2025, and he and Ian Kantrowitz, both former Alpine 4 directors, submitted their resignations from the Alpine 4 Board of Directors on March 20, 2025, shifting to an advisory role limited to the company's wind-down as needed.

As of April 1, 2025, Wilson and Kantrowitz controlled only 19.1% of Alpine 4’s voting rights via their ownership in common shares. To assist the remaining Alpine 4 Board of Directors with the closing of employee benefits such as the 401k plan with John Hancock and other miscellaneous benefits of Alpine 4 former employees, Jeff Hail continued to act Chief Operating Officer of Alpine 4 until September 12, 2025 and controlled 5.3% of Alpine 4’s voting rights via ownership of common shares. Shannon Rigney was not an officer of Alpine 4 and controlled 3.6% of Alpine 4’s voting rights via ownership of common shares. As a result of the leadership changes at Alpine 4, and after March 20, 2025, the ACP Owners together controlled only 28.0 % of the voting rights of Alpine 4 and held no board seats at Alpine 4. Because of the ACP Owners’ non-controlling voting rights in Alpine 4 and lack of representation on the Board of Directors of Alpine 4 at the time of the Acquisition, we did not consider the ACP Owners to have any influence over Alpine 4’s decision making.

The remaining members of Alpine 4’s Board of Directors were Ed Lew, Gerry Garcia, Christophe Jeunot, and Jonathan Withem (the “Alpine 4 Board”), who are not employed by, nor are officers, nor board members of ACP or BrooQLy, and who were responsible for approving the Acquisition on behalf of Alpine 4 as the seller, as well as overseeing the ongoing operations of Alpine 4 including the sale or shutdown of Alpine 4’s other subsidiaries. Accordingly, for purposes of analyzing the accounting acquirer, we considered (i) the ACP Owners to be representatives of BrooQLy with regard to ownership, voting rights, management and Board of Director control, and (ii) the Alpine 4 Board to be representatives of Alpine 4 with regard to ownership, voting rights, management and Board of Director control.

Finally, the Class B common shares issued to Alpine 4 as the seller in the Acquisition have no voting rights.

Based on these facts, immediately following the Acquisition on April 1, 2025, the voting rights of the combined entity were 100% controlled by BrooQLy because (i) ACP controlled 70% of the vote via its acquisition of common shares on February 25, 2025, (ii) the legacy BrooQLy shareholders controlled the remaining 30% of the voting rights, and (iii) Alpine 4 had no voting rights because the Class B common shares it received in the Acquisition have no voting rights. The concentration of voting interest held by BrooQLy’s shareholders indicated that BrooQLy had greater influence over the combined entity and supported identifying BrooQLy as the accounting acquirer.

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Existence of a Large Minority Voting Interest (ASC 805-10-55-12(b)):

The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

Given that, as described in the previous section, the voting rights of the combined entity were 100% controlled by BrooQLy immediately after the Acquisition, the concentration of voting interest held by BrooQLy’s shareholders indicated that BrooQLy had greater influence over the combined entity and supported identifying BrooQLy as the accounting acquirer.

Composition of the Governing Body (ASC 805-10-55-12(c)):

The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

Following the Acquisition, the BrooQLy Board of Directors was comprised of the ACP Owners, who also collectively controlled 70% of the voting rights of the combined entity. Accordingly, BrooQLy had the ability to elect or appoint or to remove a majority of the members of the combined entity’s Board of Directors. No representatives of Alpine 4 were named to the BrooQLy Board of Directors at or after the Acquisition; rather, the opposite happened with the appointment of Jorge Torres, the VP of Fedex Mexico, who had no relationship to Alpine 4. The ability to appoint the Board of Directors indicated that BrooQLy had greater influence over the combined entity and supported identifying BrooQLy as the accounting acquirer.

Composition of Senior Management (ASC 805-10-55-12(d)):

The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

Following the Acquisition, BrooQLy senior management was comprised of BrooQLy representatives Kent Wilson (Chief Executive Officer) and Jeff Hail (Chief Operating Officer). Mr. Wilson resigned as CEO of Alpine 4 on February 12, 2025 and was appointed CEO and CFO of BrooQLy on February 25, 2025. Mr. Hail was appointed COO of BrooQLy on February 25, 2025 and continued as acting COO of Alpine 4 in a limited capacity until September 12, 2025 to assist with the wind-down of employee benefits. At the time of the Acquisition, we considered Mr. Wilson to be a senior management representative solely of BrooQLy given his full time status as a senior executive at BrooQLy and that he had no management relationship with Alpine 4 since February 12, 2025. We considered Mr. Hail to be a representative primarily of BrooQLy given that his senior management role at BrooQLy was executive in nature and his role at Alpine 4 was administrative in and temporary in nature. The senior management composition thus supported identifying BrooQLy as the accounting acquirer.

Exchange of Equity Interests (ASC 805-10-55-12(e)):

The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.

The Acquisition was structured such that BrooQLy issued shares of its common stock in exchange for the assets and certain liabilities of Vayu and GAC from Alpine 4 as the seller. As indicated in BrooQLy’s interim financial statements for the six months ended June 30, 2025, the fair value of the BrooQLy equity interests issued as consideration in the Acquisition was in excess of the fair value of the net assets acquired from Alpine 4. The nature of the equity exchanged in the Acquisition supported identifying BrooQLy as the accounting acquirer.

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Relative Size of the Entities (ASC 805-10-55-13):

The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.

Prior to the transaction, BrooQLy had total assets of $110,883 (as of March 31, 2025) and essentially no annual revenues, compared to the Acquired Entities’ total assets of $233,564 (as of March 31, 2025) and annual revenues of $8,490. Alpine 4’s assets included a $149,597 right-of-use lease asset that was offset by a corresponding lease liability.  The relative size of the two entities are similar but the analysis leans slightly toward the Acquired Entities as the accounting acquirer.

Conclusion

All but one of the factors prescribed in ASC 805-10-55-12 and 13 clearly indicate that BrooQLy was the accounting acquirer.  The only indicator in favor of Alpine 4 was the relative size of the entities based on total assets and revenue.  We did not consider this a strong indicator given the immaterial revenues of each entity and similar asset sizes.  Based on the evaluation of the factors described above, we concluded that BrooQLy was the accounting acquirer in the Acquisition for purposes of applying ASC 805.

11.

Your disclosures indicate that the fair value of your common stock issued in connection with the acquisitions was determined based on the closing price on the transaction date of April 1, 2025. Clarify if there was a quoted market for your shares and whether they were actively traded on an exchange as of the transaction date. Clarify how you consider the closing price to be a reasonable fair value of your shares.

Response to Comment No. 11

Shares of the Company’s common stock traded on the OTC Pink Open Market (“OTC Pink”) between October 1, 2023, and May 11, 2025.  On May 9, 2025, OTC Markets Group Inc. informed the Company that it had been approved for listing to the OTCQB Venture Market (the “OTCQB”). Trading on the OTCQB commenced on May 12, 2025.

The closing market price of the Company’s common stock on the OTC Pink on April 1, 2025 was $0.95.  The Company’s common stock traded on the OTC Pink prior to April 1, 2025, with 8,400 shares traded in the 30-day period leading up to the acquisitions.  The closing price on April 1, 2025, was consistent with the observable market price range for that date. Given the relatively low trading volume, management also considered that the closing price was $0.95 for the twelve trading days leading up to the acquisition date.  Consistent with ASC 805-30-30-7 and ASC 820, management determined that the acquisition-date closing price of the Company’s common stock represented the most reliable measure of fair value because it is a Level 1 input based on quoted prices in an active market.  Accordingly, the Company used the closing price on the acquisition date to measure the fair value of the shares issued.

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12.

With respect to the Vayu APU, the sum of the fair value of the identifiable assets acquired and liabilities assumed ($1,079,879) and the goodwill recognized ($1,984,288) does not agree to the fair value of the consideration paid ($2,974,167). Please revise your disclosures to explain the difference.

Response to Comment No. 12

The disclosure in “Note 4 – Business Combinations” includes a transposition error regarding the amount of goodwill recorded related to the Vayu APA: the footnote states that the amount was $1,984,288 but the actual amount recorded was $1,894,288.  The sum of the fair value of the identifiable assets acquired and liabilities assumed ($1,079,879) and the correct amount of goodwill recognized ($1,894,288) agrees to the fair value of the consideration paid ($2,974,167). The balance sheets, statements of operations, statements of cash flows and statements of changes in shareholders’ equity (deficit) are not impacted by this disclosure and no footnote or other disclosures reference this figure.

Furthermore, “Note 8 – Goodwill” includes a table of the amount of goodwill recorded related to the acquisitions that includes the correct amount recorded of $1,894,288.  The Company will correct the disclosure of the amount of goodwill recorded related to the Vayu APA in “Note 4 – Business Combinations” prospectively, beginning with its Form 10-Q for the interim period ended September 30, 2025.

Unaudited Pro Forma Consolidated Financial Information, page F-58

13.

Please revise your pro forma financial information to include the most recent annual and year-to-date interim periods consistent with periods presented for BrooQly. Please note that a pro forma balance sheet is not required since the transaction is already reflected in your balance sheet. Refer to Rule 11-02(c) of Regulation S-X,

Response to Comment No. 13

The pro forma financial information has been revised to include the most recent annual and year-to-date interim periods consistent with periods presented for BrooQLy.  This includes pro forma statements of operations for the year ended December 31, 2024 and for the six months ended June 30, 2025.  No pro forma balance sheet is presented since the transaction is already reflected in the Company’s balance sheet as of June 30, 2025.

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Unaudited Pro Forma Statement of Operations or the Year Ended December 31, 2024, page F-61

14.

Please clarify why you have not reflected amortization expense related to the acquired intangible assets in your pro forma statement of operations, assuming the acquisition had occurred on January 1, 2024. The same comment applies to your Pro Forma Statement of Operations for the Three Months Ended March 31, 2025. Refer to Rule 11-02(a)(6)(i)(B) of Regulation S-X. In addition, in tabular form, show how the purchase price was allocated separately for each acquisition. Describe in detail all intangibles acquired including providing estimated useful lives.

Response to Comment No. 14

The Company has adjusted the pro forma financial information to reflect pro forma statements of operations for the year ended December 31, 2024 and for the six months ended June 30, 2025. In connection with this change, the Company has also included (i) pro forma adjustments in both periods to reflect amortization of the acquired identifiable intangible assets as if they had been acquired at the beginning of each period presented, (ii) tabular disclosure showing the purchase price was allocation for each acquisition, and (iii) descriptions of the intangible assets acquired, including estimated useful lives.

15.	The total of the BrooQly Inc. net loss and the Combined Entities net loss does not agree to the Pro Forma Consolidated Net Loss. Please revise.

Response to Comment No. 15

This has been corrected in the updated pro forma statement of operations for the year ended December 31, 2024.

Signatures, page II-7

16.

Your registration statement must be signed by your chief financial officer and your chief accounting officer or controller. Please refer to Instruction 1 to the Signatures section of Form S-1. To the extent an individual performs more than one role, please indicate so in the titles by their respective signature.

Response to Comment No. 16

The Company has updated the signature page to clarify that Mr. Wilson is signing as the Chief Executive Officer, as the Chief Financial Officer, and as the Chief Accounting Officer.

General

17.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment No. 17

The Company confirms that it does not intend to provide any written communications to potential investors other than the prospectus once the Registration Statement has been declared effective.

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Conclusion

Please contact the undersigned, or Park Lloyd, Company counsel ((801-328-3600) or by email at plloyd@kmclaw.com), if you have any questions or need additional information. Thank you for your assistance with this filing.

Respectfully submitted,

BROOQLY INC. d/b/a DYNAMIC AEROSPACE SYSTEMS CORPORATION

/s/ Kent B. Wilson

Kent B. Wilson

CEO / President

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